Exhibit 99.1 Convenience Translation. The German language version shall prevail in the event of any dispute or ambiguity. SPARK NETWORKS SE Munich ISIN DE000A2E4RU2 ISIN US8465171002 (ADR) Invitation to the Annual General Meeting We hereby invite our shareholders to the Annual General Meeting of Spark Networks SE with registered seat in Munich (the “Company”) to be held on Wednesday, 29 July 2020, at 10.00 a.m. (CEST), at the offices of Morrison & Foerster LLP, Potsdamer Platz 1, 10785 Berlin. I. AGENDA 1. Presentation of the adopted Annual Financial Statements, the approved Consolidated Financial Statements and the combined management report of Spark Networks SE and the Group for the year ended 31 December 2019 as well as the report of the Administrative Board for the financial year 2019 The aforementioned documents are available on the Company’s website at https://www.spark.net/investor-relations/annual-meeting and will be accessible and explained in more detail at the Annual General Meeting. In accordance with statutory provisions, no resolution by the Annual General Meeting is proposed for this agenda item 1 because the Administrative Board has already approved the adopted annual financial statements as well as the consolidated financial statements for the financial year 2019. Thus, the annual financial statements for the financial year 2019 are established in accordance with Art. 9 (1) lit. c) ii), Art. 10 SE- Regulation in conjunction with Sec. 172 Stock Corporation Act. Therefore, approval of the annual financial statements for the financial year 2019 by the Annual General Meeting is not required, Art. 9 (1) lit. c) ii), Art. 10 SE Regulation in conjunction with Sec. 173 Stock Corporation Act. For other documents referred to in this agenda item 1, statutory law only provides for a general information to the shareholders but no resolution by the General Meeting. For information purposes, also a Form 20-F report containing consolidated financial information according to US IFRS standards will be accessible on the Company’s website. 2. Resolution on the discharge of the members of the Administrative Board for the financial year 2019 Page 1 of 28

The Administrative Board proposes that the members of the Administrative Board who were in office in the financial year 2019 shall be granted discharge for this period. 3. Resolution on the discharge of the Managing Directors for the financial year 2019 The Administrative Board proposes that the Managing Directors who were in office in the financial year 2019 shall be granted discharge for this period. 4. Election of the Auditor for the Financial Statements and for the Consolidated Financial Statements as well as for review of interim financial reports The Administrative Board proposes to adopt the following resolution: KPMG AG Wirtschaftsprüfungsgesellschaft, Niederlassung Leipzig, Münzgasse 2, 04107 Leipzig, is elected as auditor for the financial statements and group auditor for the consolidated financial statements for the fiscal year 2020 and as auditor for any review of interim financial reports for the fiscal year 2020 and for any review of interim financial reports for the fiscal year 2021 issued before the 2021 Annual General Meeting. 5. Resolution on the decrease of the number of Administrative Board members In accordance with Art. 43 (2), (3) SE Regulation and Sec. 23 of the SE Regulation Implementation Act (“SEAG”) in conjunction with § 10 (1) sentence 2 of the Company’s Articles of Association ("AoA") and the resolution of the Extraordinary General Meeting of 3 June 2019 (agenda item 2), the Administrative Board currently consists of eight members elected by the General Meeting. Pursuant to § 10 (1) sentence 1 AoA and Sec. 23 (1) SEAG, the Administrative Board of the Company shall consist of at least three and at most fifteen members. Furthermore, according to § 10 (1) sentence 2 AoA, the General Meeting determines the number of members of the Administrative Board taking into account Sec. 23 (1) SEAG, which determines the maximum number of members of the Administrative Board. For the sake of an even more efficient setup of the Company's management, the number of Administrative Board members shall be decreased to seven members until further notice. Therefore, the Administrative Board proposes to adopt the following resolution: With effect as of the end of the Annual General Meeting on 29 July 2020, the number of members of the Administrative Board is set to seven members until further notice. 6. Resolution on the amendment of § 16 of the Articles of Association (Remuneration of Administrative Board members) Given the Company's listing on the New York Stock Exchange (NYSE) and the US characteristics of the Spark Networks Group, the determination of the current remuneration of the Administrative Board members follows the remuneration of comparable US-based companies. In order to properly reflect the Administrative Board members' increasing tasks and responsibilities resulting from the Company's expansion as well as for the Company to remain attractive for qualified candidates for the Administrative Board, the Administrative Board proposes re-word § 16 (1) AoA as follows: “(1) The members of the Administrative Board shall receive a fixed remuneration for each full fiscal year of Administrative Board membership. This remuneration amounts to EUR 80,000 for each Administrative Board member. Page 2 of 28

The fixed remuneration shall be increased by the amounts set out below for serving on the following positions: (i) EUR 40,000 for the Chairman of the Administrative Board, (ii) EUR 20,000 for the Vice Chairman, (iii) EUR 18,000 for the Chairman of the Presiding and Nominating Committee, (iv) EUR 10,000 for other members of the Presiding and Nominating Committee, (v) EUR 20,000 for the Chairman of the Audit Committee and (vi) EUR 12,500 for other members of the Audit Committee. If a member of the Administrative Board serves on several of the above positions, the respective increase amounts shall apply cumulatively. Members of the Administrative Board who are also Managing Directors of the Company shall be compensated exclusively under their respective service agreements for their duties carried out in their capacity as Managing Director.“ 7. Resolution on the amendment of § 19 of the Articles of Association (Possibility for Administrative Board members to attend the Annual General Meeting by means of audio and video transmission) The provisions of the AoA on how Administrative Board members can attend the annual general meeting shall be modernized to better reflect the international composition of the Administrative Board. Therefore, the Administrative Board proposes to resolve that § 19 AoA is complemented by an additional paragraph (5) that reads as follows: “(5) In consultation with the Chairman of the Meeting, Members of the Administrative Board may also attend the Company's General Meeting of Shareholders by means of audio and video transmission, if such Members of the Administrative Board are tied up with business or their attendance would require time-consuming or expensive travel to the venue of the General Meeting of Shareholders.“ 8. Resolution on the election of Administrative Board members Pursuant to the resolution proposed for agenda item 5, with effect as of the end of the Annual General Meeting on 29 July 2020, the number of members of the Company’s Administrative Board shall be set to seven members until further notice. Further, all current members of the Administrative Board have been elected to the Administrative Board of Spark Networks SE by the Extraordinary General Meeting of 3 June 2019 for a period until the end of the Annual General Meeting that resolves on granting the Administrative Board members discharge for the fiscal year 2019, at most, however, for a term of six years after the appointment of the respective Administrative Board member. Thus, pursuant to Art. 43 (2), (3) SE Regulation, Sec. 23 SEAG in conjunction with § 10 (1) sentence 2 AoA and the resolution of this Annual General Meeting on 29 July 2020 (agenda item 5), seven new members shall be elected to the Administrative Board. Based on the recommendation of its Presiding and Nominating Committee, the following individuals shall be elected to the Administrative Board of Spark Networks SE, each for a term beginning with the end of this General Meeting on 29 July 2020 until the end of the General Meeting which resolves on granting the Administrative Board members discharge for the fiscal year 2019, but not longer than for a maximum term of six years from the beginning of their respective term of office: a) Eric Eichmann, Managing Director of Spark Networks SE, resident in Montclair (New Jersey), USA; Page 3 of 28

b) David Khalil, founder and member of the advisory board of Sunshine Smile GmbH, Berlin, resident in Berlin; c) Bradley J. Goldberg, founder and Chief Executive Officer (CEO) of Quartz Strategic, LLC, Seattle (Washington), USA, resident in Seattle (Washington), USA; d) Colleen Birdnow Brown, founder and Chief Executive Officer (CEO) of Marca Global LLC, Denver (Colorado), USA, resident in Parker (Colorado), USA; e) Axel Peter Hefer, member of the management board and Chief Executive Officer (CEO) of trivago N.V., Düsseldorf, Germany, resident in Hagen, Germany; f) Cheryl Michel Law, Chair of the Board of Directors of Compare.com (USA) and member of the Board of Directors of Ydesign Group (USA), resident in San Francisco (California), USA; g) Chelsea Grayson, Executive-in-Residence at Bouncex, member of the Boards of Directors of Vireo Health (USA), Rex Mundi (USA) and Sugarfina (USA), resident in Los Angeles (California), USA. With regard to the Administrative Board members proposed for election, the following information is disclosed pursuant to Sec. 125 (1) sentence 5 Stock Corporation Act: None of the proposed Administrative Board members is a member in another domestic supervisory board the establishment of which is required by law. The candidates are members in the following comparable domestic or foreign controlling bodies of commercial enterprises: Candidate Position in comparable domestic or foreign controlling bodies of commercial enterprises Cheryl Michel Law Chair of the Board of Directors of Compare.com (USA) and member of the Board of Directors of Ydesign Group (USA) David Khalil Member of the advisory board of Sunshine Smile GmbH, Berlin Colleen Birdnow Brown Member of the Board of Directors of TrueBlue, Inc. and Big 5 Sporting Goods Corporation Chelsea Grayson Member of the Board of Directors of Vireo Health (USA) In the opinion of the Administrative Board, there are no personal or professional relationships between the proposed candidates and Spark Networks SE, its group companies or the corporate bodies of Spark Networks SE or any shareholder directly or indirectly holding more than 10 % of the voting shares in the Company, which an objectively judging shareholder would consider decisive for his election decision. The proposals of the Administrative Board observe statutory requirements as well as the objectives determined by the Administrative Board of Spark Networks SE regarding its composition. Furthermore, in the opinion of the Administrative Board, all candidates proposed for election are independent within the meaning of the German Corporate Governance Code (Deutscher Corporate Governance Kodex). Short CVs and further information regarding the Administrative Board candidates can be found at the Company’s website Page 4 of 28

https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting It is intended to let the Annual General Meeting decide on the election of the candidates to the Administrative Board by way of separate ballot. 9. Resolution on the amendment of § 2 and § 5 of the Articles of Association due to changes resulting from the Act Implementing the Second Shareholders' Rights Directive (ARUG II) The Act Implementing the Second Shareholders' Rights Directive (ARUG II) of 12 December 2019 (Federal Law Gazette Volume 2019 Part I No. 50 of 19 December 2019) will amend, inter alia, the provisions of the German Stock Corporation Act on the share register (Sec. 67 German Stock Corporation Act) as well as on notifications to shareholders in advance of annual general meetings (Secs. 125, 128 German Stock Corporation Act). Pursuant to Sec. 67 (1) German Stock Corporation Act, in the future shareholders will also be required to provide an electronic address for entry in the share register. The previous regulations in Secs. 125, 128 German Stock Corporation Act on notifications to shareholders and their transmission do not longer apply or are replaced by new regulations. The amendments to Secs. 67, 125, 128 German Stock Corporation Act as a result of ARUG II will only apply from 3 September 2020 and will apply to annual general meetings convened after 3 September 2020 for the first time. The amendments will thus be applicable before the Company's Annual General Meeting in 2021. Therefore, corresponding amendments to § 2 and § 5 AoA should be resolved already. By means of appropriate registration with the commercial register, the Administrative Board shall ensure that the amendments to the Articles of Association do not take effect before 3 September 2020. Thus, the Administrative Board proposes to adopt the following resolution: a) § 2 paragraphs (2) and (3) AoA are deleted without replacement. b) § 5 (1) AoA is amended and restated as follows: “(1) The shares of the Company are registered shares. The Company maintains an electronic share register. The shareholders must provide the Company with the information required for entry in the share register pursuant to Sec. 67 (1) sentence 1 German Stock Corporation Act (AktG) as amended. Furthermore, it must be communicated to which extent the shares belong to the person who is to be entered as the holder in the share register. If shareholders submit an electronic address for entry in the share register, the Company will send notifications pursuant to Sec. 125 German Stock Corporation Act (AktG) by electronic communication to this address, unless such shareholder expressly objects to this procedure. The Administrative Board is entitled to send – but no shareholder entitled to request receiving – these notifications by other means.“ c) Instruction regarding registration with the commercial register The Administrative Board is instructed to apply for registration of the amendments to the Articles of Association pursuant to the above letters a) and b) with the commercial register no earlier than 3 September 2020 and provided that the relevant amendments to the German Stock Corporation Act as published in the Federal Law Gazette (Bundesgesetzblatt) Volume 2019 Part I No. 50 of 19 December 2019 remain in force. 10. Resolution on the creation of a new Authorized Capital in the amount of 10 % of the share capital Page 5 of 28 with the possibility to exclude shareholders' subscription rights and corresponding amendments to the Articles of Association The Company's Annual General Meeting of 25 October 2017 created an authorized capital in the original amount of EUR 640,000.00 that can be utilized by the Administrative Board until 31 October 2022 on one or several occasions to increase the Company's share capital against contributions in cash and/or in kind (Authorized Capital 2017/I). Having been utilized partially, the Authorized Capital 2017/I still amounts to EUR 593,481.00. In order to ensure that the Company remains in a position to cover its financial needs flexibly, react quickly to market conditions and increase its equity or to provide shares in the context of a capital increase against contributions in kind, a further authorized capital – limited to 10 % of the Company's share capital – shall be created in § 4 (4) AoA. Therefore, the Administrative Board proposes to adopt the following resolution: a) Creation of a new Authorized Capital 2020/I The Administrative Board shall be authorized to increase the Company's share capital on or before 28 July 2025 by not more than in total EUR 266,138.00 (in words: two hundred sixty-six thousand one hundred thirty-eight Euro) by issuing up to 266,138 new registered no-par value shares on one or several occasions against contributions in cash and/or in kind (Authorized Capital 2020/I). The Administrative Board shall be authorized to define the further content of the shareholder rights and the terms and conditions for the new stock issuance. Thereby, the profit participation rights of the new shares may be determined in deviation from Sec. 60 (2) German Stock Corporation Act; in particular, the new shares may carry profit participation rights from the beginning of the fiscal year preceding their issuance provided that the Annual General Meeting has not yet resolved on the profit participation for such fiscal year when the new shares are issued. As a rule, the shareholders shall be granted the statutory subscription rights to the new shares. The subscription rights may also be fully or partially granted by way of indirect subscription rights within the meaning of Sec. 186 (5) sentence 1 German Stock Corporation Act. However, the shareholders' subscription rights are subject to the following restrictions when utilizing the Authorized Capital 2020/I: aa) The Administrative Board shall be authorized to exclude shareholders' subscription rights with respect to capital increases against cash contributions provided that the shares are issued, with reference to this provision, at an issue price which is not substantially below the stock exchange price of the existing shares of the Company and that the shares issued under this authorization for the exclusion of subscription rights in total do not exceed 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time of the utilization of this authorization. The term "stock exchange price" may also refer to the price of an ADS listed on the NYSE American LLC, multiplied by the number of ADSs representing one share. The 10 % share capital limit shall include the proportionate share capital amount attributable to (i) shares sold during the term of the Authorized Capital 2020/I on the basis of an authorization to sell treasury shares pursuant to Secs. 71 (1) No. 8 sentence 5, 186 (3) sentence 4 German Stock Corporation Act under exclusion of subscription rights; (ii) shares that are issued to fulfill subscription rights or conversion or option rights or obligations arising from convertible bonds and/or bonds with warrants, profit participation rights and/or participating bonds or bonds with warrants or a combination of these instruments (collectively “bonds”), provided that the corresponding bonds are issued during the term of the Authorized Capital 2020/I in analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act under exclusion of shareholders' subscription rights; as well as (iii) shares issued during the term of the Authorized Capital 2020/I on the basis of other capital measures excluding shareholders' subscription Page 6 of 28 rights in analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act. bb) The Administrative Board shall further be authorized to exclude shareholders' subscription rights with respect to capital increases against contributions in cash and/or in kind, if the new shares, with reference to this provision, shall be issued in the context of employee participation and/or remuneration programs or instruments to employees of the Company or companies controlled by the Company or companies in which the Company holds an (indirect) majority interest, or to Managing Directors of the Company and/or to members of the management of companies controlled by the Company or companies in which the Company holds an (indirect) majority interest or to third parties which transfer the economic property (wirtschaftliches Eigentum) and/or the economic benefits from the shares to the mentioned persons (including, in particular, by delivering ADSs). The new shares may, in particular, also be issued to the mentioned persons at a reduced issue price (including, in particular, at the lowest issue price permissible pursuant to Sec. 9 (1) German Stock Corporation Act) and/or against contribution of remuneration claims or similar claims. Furthermore, the new shares may also be issued through a credit institution or a company operating in accordance with Sec. 53 (1) sentence 1 or Sec. 53b (1) sentence 1 or (7) German Banking Act (KWG) which assumes these shares subject to an obligation to deliver or offer them or ADSs representing the shares to the persons mentioned above. The shares issued under this authorization for the exclusion of subscription rights may in total not exceed 10% of the registered share capital, namely neither at the time this authorization becomes effective nor at the time of the utilization of this authorization. cc) Furthermore, the Administrative Board shall be authorized to exclude the shareholders' subscription rights regarding fractional amounts and also to exclude the shareholders' subscription rights to the extent required in order to grant to holders or creditors, respectively, of conversion or option rights attached to convertible and/or option bonds, that are or were issued by the Company or a national or foreign subsidiary in which the Company either directly or indirectly holds a majority in terms of voting rights and capital, or, in case of an own conversion right of the Company, to holders or creditors, respectively, being obligated thereby, subscription rights to the extent they would be entitled to after exercising the conversion or option rights or after fulfilling a conversion or option obligation, respectively. dd) Additionally, the Administrative Board shall be authorized to exclude the shareholders' subscription rights when increasing the share capital in exchange for contributions in kind, in particular to acquire companies, parts of companies or shareholdings, in the context of joint ventures and mergers and/or for the purpose of acquiring other assets including rights and claims. b) Amendment of § 4 (4) AoA § 4 AoA is complemented by an additional paragraph (4) that reads as follows: “(4) The Administrative Board is authorized to increase the Company's share capital on or before 28 July 2025 by not more than in total EUR 266,138.00 (in words: two hundred sixty-six thousand one hundred thirty-eight Euro) by issuing up to 266,138 new registered no-par value shares on one or several occasions against contributions in cash and/or in kind (Authorized Capital 2020/I). The Administrative Board is authorized to define the further content of the shareholder rights and the terms and conditions for the new stock issuance. Thereby, the profit participation rights of the new shares may be determined in deviation from Sec. 60 (2) German Stock Corporation Act; in particular, the new shares may carry profit participation rights from the beginning of the fiscal year preceding their issuance provided that the General Meeting of Shareholders has not yet resolved on the profit participation for such fiscal year when the new shares are issued. As a rule, the shareholders shall be granted the statutory subscription rights to the new shares. The subscription rights may also be fully or partially granted by way of indirect subscription rights within the meaning of Sec. 186 (5) sentence 1 German Stock Corporation Act. Page 7 of 28

However, the shareholders' subscription rights are subject to the following restrictions when utilizing the Authorized Capital 2020/I: a) The Administrative Board is authorized to exclude shareholders' subscription rights with respect to capital increases against cash contributions provided that the shares are issued, with reference to this provision, at an issue price which is not substantially below the stock exchange price of the existing shares of the Company and that the shares issued under this authorization for the exclusion of subscription rights in total do not exceed 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time of the utilization of this authorization. The term "stock exchange price" may also refer to the price of an American Depository Share ("ADS") listed on the NYSE American LLC, multiplied by the number of ADSs representing one share. The 10 % share capital limit shall include the proportionate share capital amount attributable to (i) shares sold during the term of the Authorized Capital 2020/I on the basis of an authorization to sell treasury shares pursuant to Secs. 71 (1) No. 8 sentence 5, 186 (3) sentence 4 German Stock Corporation Act under exclusion of subscription rights; (ii) shares that are issued to fulfill subscription rights or conversion or option rights or obligations arising from convertible bonds and/or bonds with warrants, profit participation rights and/or participating bonds or bonds with warrants or a combination of these instruments (collectively “bonds”), provided that the corresponding bonds are issued during the term of the Authorized Capital 2020/I in analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act under exclusion of shareholders' subscription rights; as well as (iii) shares issued during the term of the Authorized Capital 2020/I on the basis of other capital measures excluding shareholders' subscription rights in analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act. b) The Administrative Board is further authorized to exclude shareholders' subscription rights with respect to capital increases against contributions in cash and/or in kind, if the new shares, with reference to this provision, shall be issued in the context of employee participation and/or remuneration programs or instruments to employees of the Company or companies controlled by the Company or companies in which the Company holds an (indirect) majority interest, or to Managing Directors of the Company and/or to members of the management of companies controlled by the Company or companies in which the Company holds an (indirect) majority interest or to third parties which transfer the economic property (wirtschaftliches Eigentum) and/or the economic benefits from the shares to the mentioned persons (including, in particular, by delivering ADSs). The new shares may, in particular, also be issued to the mentioned persons at a reduced issue price (including, in particular, at the lowest issue price permissible pursuant to Sec. 9 (1) German Stock Corporation Act) and/or against contribution of remuneration claims or similar claims. Furthermore, the new shares may also be issued through a credit institution or a company operating in accordance with Sec. 53 (1) sentence 1 or Sec. 53b (1) sentence 1 or (7) German Banking Act (KWG) which assumes these shares subject to an obligation to deliver or offer them or ADSs representing the shares to the persons mentioned above. The shares issued under this authorization for the exclusion of subscription rights may in total not exceed 10% of the registered share capital, namely neither at the time this authorization becomes effective nor at the time of the utilization of this authorization. c) Furthermore, the Administrative Board is authorized to exclude the shareholders' subscription rights regarding fractional amounts and also to exclude the shareholders' subscription rights to the extent required in order to grant to holders or creditors, respectively, of conversion or option rights attached to convertible and/or option bonds, that are or were issued by the Company or a national or foreign subsidiary in which the Company either directly or indirectly holds a majority in terms of voting rights and capital, or, in case of an own conversion right of the Company, to holders or creditors, respectively, being obligated thereby, subscription rights to the extent they would be entitled to after exercising the conversion or option rights or after fulfilling a conversion or option obligation, respectively. d) Additionally, the Administrative Board is authorized to exclude the shareholders' subscription rights Page 8 of 28 when increasing the share capital in exchange for contributions in kind, in particular to acquire companies, parts of companies or shareholdings, in the context of joint ventures and mergers and/or for the purpose of acquiring other assets including rights and claims.“ Report of the Administrative Board on the authorizations of the Administrative Board mentioned in agenda item 10 to exclude subscription rights pursuant to Sec. 203 (2) sentence 2 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act In agenda item 10, the Administrative Board proposes the creation of a new Authorized Capital 2020/I with the possibility to exclude subscription rights. Hereby, the Administrative Board submits the following report pursuant to Sec. 203 (2) sentence 2 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act: The Administrative Board is of the opinion that it is reasonable to continue enabling the Company to increase the share capital on short notice, also under exclusion of subscription rights, in order to give the Company flexibility for further growth and potential opportunities for acquisitions, which may arise. Therefore, it is intended to adopt a new Authorized Capital 2020/I. With the proposed Authorized Capital 2020/I, the Administrative Board of Spark Networks SE will – at any time – be able to adapt the equity base of Spark Networks SE as required by business within the aforementioned limits and to act swiftly and flexibly in the interest of the Company. To be able to do so, the Company must always have the necessary financing instruments available, regardless of specific utilization plans. As decisions on the covering of capital needs are usually to be made on short notice, it is important for the Company to be independent from the intervals of the annual general meetings and not to have to wait for extraordinary general meetings. The legislator has accommodated this need by way of the instrument of the authorized capital. Common reasons for utilizing authorized capital include strengthening the equity capital base and financing the acquisition of participations in other enterprises. By creating the Authorized Capital 2020/I, the Administrative Board is authorized to increase the Company's share capital once or several times until 28 July 2025 by up to in total EUR 266,138.00 (in words: two hundred sixty-six thousand one hundred thirty-eight Euro) against cash and/or contributions in kind by issuing up to 266,138 new registered shares (Authorized Capital 2020/I). When utilizing the Authorized Capital 2020/I, shareholders are generally entitled to a subscription right. Pursuant to Sec. 203 (1) sentence 1 in conjunction with Sec. 186 (5) German Stock Corporation Act, the new shares can also be taken over by one or several credit institutions that must undertake to offer them to the shareholders for subscription ("indirect subscription right"). In this context, the Administrative Board shall be allowed to design the subscription right partly as an immediate subscription right and otherwise as an indirect subscription right. The proposed authorization provides that the Administrative Board – in accordance with statutory provisions – may exclude the shareholders' subscription right, in whole or in part, in the cases described below. Exclusion of subscription rights for fractional amounts The Administrative Board shall be authorized to exclude the shareholders' subscription right for fractional amounts. Such exclusion of the subscription right shall enable a practicable subscription process and, thus, facilitate the technical implementation of a capital increase. The value of the fractional amounts is generally low, but the expenses for issuing shares without excluding the subscription right for fractional amounts is usually much higher. With respect to fractional amounts, the costs associated with trading in subscription rights would be out of proportion to the shareholders' actual benefits. The new shares, which – as so-called "free fractions" – are excluded from the shareholders' subscription right, will be used in the Company's best interest. The exclusion of the subscription right in these cases, thus, serves the practicability of, and facilitates, the execution of an issuance of new shares. Exclusion of subscription rights in case of capital increases by way of contribution in kind The Administrative Board shall also be authorized to exclude the shareholders' subscription right in case Page 9 of 28 of a capital increase against contributions in kind, in particular in connection with mergers of companies or the (also indirect) acquisition of companies, operations, parts of companies, participations or other assets or claims for the acquisition of assets including claims against the company or its group companies. This is to enable Spark Networks SE to quickly and flexibly offer shares in the Company in appropriate cases in order to fulfill claims arising from the preparation, execution, implementation or settlement of contractual or statutory acquisitions as well as mergers. Spark Networks SE needs to be able to act quickly and flexibly in the interest of its shareholders at any time. This includes acquiring companies, operations, parts of companies, participations or other assets in connection with an acquisition in order to improve its market position. It may be reasonable or even necessary to grant shares as transaction consideration in order to preserve liquidity or to meet the sellers' expectations. Granting shares as consideration instead of cash may also make sense from the perspective of an optimal financing structure. Since the emission of shares against a contribution in kind requires that the value of such contribution in kind be in due proportion to the value of the shares, no disadvantages arise for the Company. When determining the valuation ratio, the Administrative Board has to make sure to protect the interests of the Company and of its shareholders appropriately and to achieve an adequate issue price for the new shares. In general, the Company's stock exchange listing gives every shareholder the opportunity to maintain or increase their participation quota by acquiring additional shares or ADSs on the stock exchange, which can also be exchanged for shares. Exclusion of subscription rights in case of capital increases for cash pursuant to Sec. 186 (3) sentence 4 German Stock Corporation Act In case of cash capital increases, the Administrative Board shall be authorized to exclude the subscription right pursuant to Sec. 203 (1) sentences 1 and 2, 186 (3) sentence 4 German Stock Corporation Act, if the par value of the new shares does not substantially fall short of the stock exchange price of the already listed shares. It may be reasonable to use this option of excluding the subscription right if the Company wishes to take advantage of favorable market conditions quickly and flexibly and to cover, on very short notice, any capital needs that may arise. The mandatory two-week subscription period when a subscription right is granted to shareholders (Sec. 203 (1) sentence 1 in conjunction with Sec. 186 (1) sentence 2 German Stock Corporation Act) does not allow for a comparable quick reaction to current market conditions. Moreover, due to the volatility of equity markets, conditions close to market-conditions can generally only be achieved if they do not bind the Company over a longer period. When granting a subscription right, Sec. 203 (1) sentence 1 in conjunction with Sec. 186 (2) German Stock Corporation Act requires for the final subscription price to be published no later than three days before the expiry of the subscription period. This means that granting a subscription right is associated with a greater market risk – in particular the price change risk existing for several days – than an allocation without subscription rights. Therefore, for a successful placement, regularly appropriate safety discounts to the current stock exchange price are required when granting subscription rights. This will usually result in less favorable conditions for the Company than a capital increase under exclusion of the subscription right. The exclusion of the subscription right allows for a placement close to the stock exchange price. Also, if subscription rights are granted, a complete placement is not guaranteed due to the uncertainty regarding the exercise of the subscription rights by the beneficiaries and a subsequent placement with third parties is usually associated with extra costs. The proportion of the share capital attributable to the shares issued under such an exclusion of subscription rights, must not exceed, in total, 10 % of the share capital, neither at the time of said authorization taking effect nor at the time of said authorization being exercised. In this context, the legislator assumes it possible and reasonable to expect the shareholders to maintain their participation quota by purchases on the market. When calculating this limit of 10 % of the share capital, the pro rata amount of the share capital attributable to shares sold during the term of the Authorized Capital 2020/I on the basis of an authorization to sell own shares pursuant to or in accordance with Secs. 71 (1) no. 8 sentence 5, 186 (3) sentence 4 German Stock Corporation Act under the exclusion of subscription rights shall be included. Moreover, the pro rata amount of the share capital attributable to the shares issued during the term of the Authorized Capital 2020/I on the basis of other authorizations to issue shares of the Company under exclusion of shareholders' subscription rights in direct or analogous application of Sec. 186 (3) sentence 4 German Stock Corporation shall also be included. Furthermore, the pro rata amount of the share capital attributable to shares that can, or are to, be issued to fulfill bonds Page 10 of 28 with conversion and/or option rights or with conversion and/or option obligations shall be included in the calculation if the bonds are issued during the term of the Authorized Capital 2020/I under exclusion of shareholders' subscription rights in analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act. Including the all of the above in the respective calculation serves to protect the shareholders and to keep the dilution of their participation as low as possible. The above calculation model makes it possible that even if capital measures are combined with the issue of bonds and/or the sale of treasury shares, the participation quota of the shareholders is not diluted by more than 10%. Furthermore, due to the issue price of the new shares being close to the stock exchange price and due to the limitation of the size of the capital increase without subscription rights, shareholders generally have the opportunity to maintain their participation quota by acquiring respective shares on approximately the same terms via the stock exchange. This ensures that, in line with the statutory assessment of Sec. 186 (3) sentence 4 German Stock Corporation Act, the financial and participating interests are adequately safeguarded when utilizing the Authorized Capital 2020/I under exclusion of subscription rights, while the Company is given further scope of action in the interest of all shareholders. Exclusion of subscription rights for bonds and warrants The Administrative Board shall also be authorized to exclude the shareholders' subscription right, if and to the extent necessary, to grant bearers or creditors of conversion and/or option rights, and/or bearers or creditors of bonds carrying conversion and/or option obligations, issued by the Company or its affiliated companies, a subscription right to the extent they would be entitled to after exercise of the conversion or option rights or after the fulfilment of a conversion or option obligation. This has the following background: In addition to the conversion or option price, the economic value of the aforementioned conversion and/or option rights or the bonds with conversion and/or option obligations also depends in particular on the value of the shares of the Company to which the conversion and/or option rights or conversion and/or option obligations relate. In order to ensure a successful placement of the relevant bonds or to avoid a corresponding price discount in the placement, it is therefore customary to include dilution protection provisions in the terms and conditions of the bonds which protect the beneficiaries against a loss in value of their conversion or option rights due to a dilution in the value of the shares to be subscribed. Accordingly, inclusion of such anti-dilution provisions in the bond or option terms is also covered by the authorization proposed under agenda item 12 to issue convertible bonds and/or bonds with warrants and/or profit-sharing rights with option and/or conversion rights (or a combination of these instruments). Without anti-dilution protection, a subsequent share issue granting the shareholders' subscription rights would typically lead to such dilution in value. In that case, the aforementioned anti-dilution provisions in the terms and conditions of the bond regularly provide for a reduction of the conversion and/or option price with the consequence that the funds received by the Company in case of a later conversion or exercise of the option or later fulfilment of a conversion or option obligation are reduced or that the number of shares to be issued by the Company is increased. Alternatively, to avoid a reduction of the conversion and/or option price, anti-dilution provisions usually allow holders of bonds carrying conversion and/or option rights or conversion and/or option obligations to be granted a subscription right for new shares in the amount they would be entitled to after exercise of their conversion and/or option rights or after fulfilment of their conversion and/or option obligations. Thus, they are treated as if they had already become shareholders by exercising their conversion or option rights or by fulfilling any conversion or option obligations prior to the subscription offer and to this extent have already become shareholders; they are thus compensated for the dilution in value – like all shareholders already invested – by the value of the subscription right. For the Company, this second alternative – namely granting of dilution protection – has the advantage that the conversion and/or option price does not have to be reduced; it therefore serves to guarantee the greatest possible inflow of funds in the event of a subsequent conversion or exercise of an option or the subsequent fulfilment of any conversion or option obligation or reduces the number of shares to be issued in this case. This also benefits the shareholders involved, so that it also compensates for the restriction of their subscription rights. Their subscription right, as such, remains intact and is reduced only proportionately to the extent to which a subscription right is granted not only to the participating shareholders, but also to the bearers of the conversion and/or option rights or of the bonds carrying conversion and/or option obligations. This authorization gives the Company the opportunity, in the event of a subscription rights issue, to choose between the two alternatives of granting dilution protection described above, taking into account the interests of the shareholders and the Page 11 of 28

Company. Utilization of the authorization Currently, there are no specific plans to utilize the Authorized Capital 2020/I. Respective anticipatory resolutions including the possibility to exclude the shareholders' subscription rights are common at both, national and international level. The Administrative Board will carefully examine in each case whether the utilization of the Authorized Capital 2020/I is in the interest of the Company; in particular, the Administrative Board will also examine whether any exclusion of subscription rights is objectively justified in individual cases. The Administrative Board will report to the next Annual General Meeting on each utilization of the authorization. The written report of the Administrative Board pursuant to Art. 5 SE Regulation in conjunction with Sec. 203 (2) sentence 2 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act on the authorization of the Administrative Board to exclude shareholders' subscription rights in connection with the resolution on agenda item 10 will be accessible to the shareholders from the date of the convocation of the Annual General Meeting at https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting 11. Resolution on the authorization to acquire and use treasury shares in accordance with Sec. 71 (1) no. 8 German Stock Corporation Act and to exclude subscription rights and rights of tender Pursuant to Art. 5 SE Regulation in conjunction with Sec. 71 (1) no. 8 German Stock Corporation Act, the Company requires a special authorization by the Annual General Meeting to acquire, use and redeem its own shares (treasury shares) or American Depositary Shares ("ADS"), unless expressly permitted by law. Currently, the Company indirectly holds 55,697 treasury shares. The authorization by the Annual General Meeting is intended to give the Company all options for using treasury shares as well as ADSs and, thus, the Annual General Meeting shall be proposed to grant the Company a respective authorization to acquire and use treasury shares and/or ADSs. Therefore, the Administrative Board proposes to adopt the following resolution: a) Creation of an authorization The Company is authorized, pursuant to Art. 5 SE Regulation in conjunction with Sec. 71 (1) No. 8 German Stock Corporation Act, in compliance with the principle of equal treatment (Art. 9 (1) lit. c) (ii) SE Regulation in conjunction with Sec. 53a German Stock Corporation Act), to acquire shares in the Company for any permissible purpose in compliance with statutory requirements and in accordance with the following provisions until 28 July 2025. The authorization to acquire treasury shares is limited to a maximum of 10% of the share capital existing at the time this authorization takes effect or – if this value is lower – of the share capital existing at the point in time this authorization is exercised. The authorization may be exercised directly by the Company or by a company dependent on the Company or in which it holds a majority interest or by third parties commissioned by the Company or by companies dependent on the Company or in which it holds a majority interest. The shares acquired based on this authorization may, together with any treasury shares that may have been acquired for other reasons and/or that are held otherwise by the Company or are attributable to it pursuant to Art. 5 SE Regulation in conjunction with Secs. 71a et seqq. German Stock Corporation Act, at no time exceed 10% of the Company's respective share capital. This authorization includes the acquisition of ADSs of the Company listed on the New York Stock Exchange ("NYSE"), with the provision that, with regard to the limitation of the acquisition volume to 10% of the share capital, the number of ADSs shall be divided by the number of ADSs representing one share. The authorization must not be exercised for the purpose of trading in the Company’s treasury shares or ADSs. Page 12 of 28

b) Method of acquisition of treasury shares In each case, the acquisition may be effected at the discretion of the Administrative Board (i) through a stock exchange on which the shares or ADSs of the Company are traded or (ii) by means of a public purchase offer addressed to all shareholders. (i) Acquisition of shares through the stock exchange If the acquisition is effected through the stock exchange, the purchase price paid by the Company (excluding ancillary purchase costs) may not exceed the stock exchange price of the shares or ADSs of the Company at the time of acquisition by more than 10% or fall short of it by more than 20%. The relevant stock exchange price within the meaning of the above provision is the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the commitment to acquire. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted purchase price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. (ii) Acquisition of shares by means of a a purchase offer addressed to all shareholders If the acquisition is effected by means of a purchase offer addressed to all shareholders, the purchase price per share offered and paid by the Company (excluding ancillary purchase costs) may not exceed by more than 10% or fall short of by more than 20% the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the publication of the purchase offer. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted purchase price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. c) Authorization of the Administrative Board to sell and otherwise use treasury shares already held and acquired The Company is authorized to use treasury shares or ADSs acquired based on this or a former authorization in accordance with Art. 5 SE Regulation in conjunction with Sec. 71 (1) No. 8 German Stock Corporation Act or held otherwise by the Company for all statutory permissible purposes, in particular for the following purposes: (i) Sales of shares or ADSs of the Company through the stock exchange; (ii) Transfer of shares or ADSs of the Company to third parties against contribution in kind in the course of corporate mergers or in the course of the (direct or indirect) acquisition of companies, divisions of companies, operational activities, branches of activity, shares in companies or other assets as well as to end or settle appraisal rights proceedings at the level of affiliates of the Company; (iii) Disposal of shares or ADSs of the Company in a manner other than through the stock exchange, provided that the disposal is made against cash payment and at a price not significantly falling short of the stock exchange price of the already listed shares or ADSs of the Company (Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act). The relevant stock exchange price within the meaning of the above provision shall be the arithmetic mean of the closing prices of the ADSs on the NYSE on the last three trading days prior to the commitment to sell. The foregoing provision applies to shares of the Company with the provision that in calculating the permitted selling price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. This authorization is limited to the disposal of shares or ADSs representing, on aggregate, a pro- rata amount of no more than 10% of the share capital at the time this authorization takes effect or – if that value is lower – of the share capital existing at the point in time this authorization is exercised. This maximum of 10% of the share capital shall include shares or ADSs that are issued or sold during the term of this authorization until the time of its exercise in direct or analogous application of Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act. The limitation of the issue volume to 10% of the share capital shall apply to ADRs with the provision that the number of ADRs is to be divided by the number of ADRs representing one share; Page 13 of 28

(iv) Delivery of shares or ADSs to the holders of warrant or convertible bonds of the Company or its group companies as defined in Secs. 15 et seqq. German Stock Corporation Act; this shall also apply to the delivery of shares or ADSs as a result of the exercise of subscription rights which in the case of a disposal of treasury shares or ADSs or in the case of a capital increase with subscription rights may be granted to the holders of warrant or convertible bonds of the Company or its group companies within the meaning of Secs. 15 et seqq. German Stock Corporation Act to the extent to which the holders of the warrant or convertible bonds would be entitled to a subscription right for shares of the Company upon exercise of the warrant or conversion right or fulfilment of the warrant or conversion obligation. In aggregate, the shares or ADSs transferred on the basis of this authorization may not exceed a pro-rata amount of 10% of the share capital at the time this authorization takes effect or – if this value is lower – of the share capital existing at the point in time this authorization is exercised, provided that the shares or ADSs are used for the fulfilment of warrant or conversion rights or warrant or conversion obligations that were granted or created in corresponding application of Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act. This maximum of 10% of the share capital shall include shares or ADSs of the Company, which are issued or sold during the term of this authorization in direct or analogous application of Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation. The limitation of the issue volume to 10% of the share capital shall apply to ADRs with the provision that the number of ADRs is to be divided by the number of ADRs representing one share; (v) Delivery of shares or ADSs to persons currently or formerly employed by the Company or one of its affiliated companies as well as to board members of the Company or of affiliated companies of the company or their investment vehicles, holders of acquisition rights, holders of virtual options that are or were issued, or offered for purchase and transferred, by the Company, the Company's legal predecessors or their subsidiaries; (vi) Delivery of shares or ADSs to persons who are or were in an employment relationship with the Company or one of its affiliates on the basis of commitments in connection with the employment relationship; (vii) Redemption of shares of the Company without the redemption or its implementation requiring a further resolution of the General Meeting. The redemption may also be effected without a capital reduction by increase of the pro-rata amount of the remaining no-par value shares in the Company's share capital. In this case, the Advisory Board is authorized to adjust the number of no-par value shares in the Articles of Association (Art. 5 SE Regulation in conjunction with Sec. 237 (3) No. 3 half-sentence 2 German Stock Corporation Act). d) Modalities for the exercise of the authorization All of the above authorizations to acquire and use treasury shares or ADSs of the Company acquired on the basis of this or a former authorization or held otherwise by the Company may be exercised in whole or in part, once or several times, individually or jointly by the Company or its group companies as defined in Secs. 15 et seqq. German Stock Corporation Act or for its or their account by third parties. The subscription right of shareholders to acquired treasury shares or ADSs of the Company is excluded to the extent that these shares or ADSs are used in accordance with the above authorizations (i) to (vi). Report of the Administrative Board to the Annual General Meeting regarding agenda item 11 pursuant to Art. 5 SE Regulation in conjunction with Sec. 71 (1) No. 8 sentence 5 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act: Resolution on the authorization to acquire and use treasury shares and on the exclusion of subscription rights In order to provide the Company with wider possibilities to use treasury shares and ADSs, an authorization to acquire and use treasury shares or ADSs shall be created. The authorization shall be exercisable for any permissible purpose in compliance with statutory requirements. With regard to the term of the authorization to acquire treasury shares, the statutory provision allowing a period of up to five years shall be utilized. Page 14 of 28

The treasury shares or ADSs of the Company acquired based on this or a former authorization as well as treasury shares or ADS held otherwise shall be useable for all legally permitted purposes, in particular for the following purposes: (i) Sale through the stock exchange. In this way, the principle of equal treatment of shareholders (Art. 5 SE Regulation in conjunction with Sec. 53a German Stock Corporation Act) is complied with when reselling. (ii) The Company shall be enabled to have treasury shares or ADSs at its disposal in order to use them as consideration in kind in the course of corporate mergers or in the course of the (direct or indirect) acquisition of companies, divisions of companies, operational activities, branches of activity, shares in companies or other assets as well as to end or settle appraisal rights proceedings at the level of affiliates of the Company. Treasury shares are an important instrument as an acquisition currency. International competition and globalization of the economy often require this form of consideration. The proposed authorization is intended to give the Company the necessary flexibility to make use of acquisition opportunities as they arise quickly, flexibly and in a manner that preserves liquidity, in particular without the time-consuming holding of a General Meeting and, if necessary, while maintaining confidentiality. The proposed exclusion of shareholders' subscription rights takes this into account. When determining the valuation ratio, the Company will ensure that the interests of the shareholders are adequately safeguarded, taking into account the stock exchange price. Currently, there are no concrete plans to make use of this authorization. (iii) Furthermore, the Company shall be enabled, subject to the requirements of Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act, to sell the treasury shares or ADSs acquired on the basis of this authorization against cash payment in ways other than through the stock exchange to third parties, e.g. to institutional investors or to reach new groups of investors, under exclusion of subscription rights. This is intended, in particular, to enable the Company to issue shares or ADSs of the Company at short notice. Thus, the proposed authorization serves the purpose of securing a permanent and appropriate equity capitalization of the Company. Prerequisite for such a sale is that the price achieved must not fall short significantly of the stock exchange price of shares or ADSs of the Company (excluding ancillary acquisition costs) with the same features. The option to sell repurchased treasury shares or ADSs for cash under exclusion of shareholders' subscription rights, serves the Company's interest in achieving the best possible price when selling treasury shares or ADSs. The exclusion of subscription rights enables a placement close to the stock exchange price, so that the discount customary in subscription right issuances can be avoided. The immediate inflow of funds avoids the uncertainty of future stock market developments. The alignment with the stock exchange price takes into account the shareholders' interest in preventing dilution and adequately safeguards the shareholders' financial and voting rights interests. When determining the selling price, the management will endeavor to keep any discount on the stock exchange price as low as possible, taking into account the market conditions. The shareholders have in principle the possibility to maintain their shareholding quota by making additional purchases through the stock exchange, while the Company is granted more room for maneuver in the interest of all shareholders to take advantage of favorable stock exchange situations on short notice. Currently, there are no concrete plans to make use of this authorization. (iv) In the event that the Administrative Board issues warrant or convertible bonds on the basis of an authorization by the General Meeting, it may be advisable to fulfil the rights for the subscription of shares or ADSs resulting therefrom not by way of a capital increase, but in whole or in part using treasury shares or ADSs. Therefore, a corresponding utilization of the treasury shares or ADSs acquired based on this authorization under exclusion of subscription rights shall be enabled. The use of treasury shares or ADSs excludes the dilution of the shareholders' shares, as it would occur in the case of a use of conditional capital. When deciding whether to deliver treasury shares or ADSs or to use conditional capital, the Administrative Board will carefully evaluate the interests of the Company and the shareholders. In addition, pursuant to the authorizations in (v) and (vi), the Administrative Board shall be able to use Page 15 of 28 treasury shares and/or ADSs in connection with various remuneration or bonus programs. Such programs serve as targeted incentives for the program participants and, at the same time, are intended to bind them to the Company. Therefore, shares or ADSs may also be delivered to persons currently or formerly employed by the Company or one of its affiliated companies as well as to board members of the Company or of affiliated companies of the company or their investment vehicles, holders of acquisition rights, holders of virtual options that are or were issued by the Company, the Company's legal predecessors or their subsidiaries. Further, shares or ADSs may be delivered to persons who are or were in an employment relationship with the Company or one of its affiliates on the basis of commitments in connection with the employment relationship. (vii) Furthermore, the Company shall also be able to redeem treasury shares without a requiring a further resolution of the General Meeting (Art. 5 SE Regulation in conjunction with Sec. 71 (1) No. 8 sentence 6 German Stock Corporation Act). The redemption shall be possible with or without a reduction of the share capital, at the discretion of the Administrative Board, whereby in the latter case the pro-rata amount of the remaining no-par value shares in the share capital increases. For this case, the Administrative Board shall be authorized to amend the Articles of Association with regard to the number of shares. The Administrative Board will report on any utilization of the authorization at the following Annual General Meeting. The written report of the Administrative Board pursuant to Art. 5 SE Regulation in conjunction with Sec. 71 (1) No. 8 sentence 5 German Stock Corporation Act in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act on the authorization of the Administrative Board to exclude shareholders' subscription rights in connection with the resolution on agenda item 11 will be accessible to the shareholders from the date of the convocation of the Annual General Meeting at https://sparknetworksinc.gcs-web.com/extraordinary-general-meeting 12. Resolution on the authorization to issue convertible bonds and/or bonds with warrants up to 50 % of the share capital, with the possibility to exclude shareholders' subscription rights and the creation of a Conditional Capital 2020/I and corresponding amendments to the Articles of Association In order to provide the Company with the necessary flexibility and wider possibilities to finance its business in the future, the Administrative Board proposes to be granted the authorization to issue convertible and/or bonds with warrants in the amount of up to 50 % of the Company's share capital and to create a respective conditional capital (Conditional Capital 2020/I). Therefore, the Administrative Board proposes to adopt the following resolution: a) Authorization to issue convertible bonds, warrant bonds, profit participation rights and/or income bonds (or a combination of these instruments) and to exclude subscription rights aa) General provisions The Administrative Board shall be authorized to issue bearer or registered warrant and/or convertible bonds, profit participation rights and/or income bonds or a combination of these instruments (together the "Bonds"), once or several times, on or before 28 July 2025, with a total nominal amount of up to EUR 15,000,000.00 – with or without limitation to their term – and to grant or impose, as applicable, warrant rights or obligations to/on the holders of warrant bonds and, respectively, conversion rights or obligations to/on the holders of convertible bonds for registered no-par value shares of the Company with a proportionate amount of the share capital of up to EUR 1,330,692.00, subject to the more detailed provisions of the conditions of the warrant or convertible bonds. The Bonds may also be issued by a subordinated group company of the Company; in this case, the Administrative Board is authorized to grant a guarantee for these Bonds on behalf the Company and to grant or impose to/on their holders, as applicable, warrant or conversion rights or obligations for registered no-par value shares of the Company. Page 16 of 28

bb) Warrant and convertible bonds The Bonds will be divided into partial bonds. If warrant bonds are issued, one or more warrants will be attached to each partial bond, entitling or obliging the holder to subscribe to no-par value registered shares of the Company in accordance with the terms and conditions of the warrants to be stipulated by the Administrative Board. The subscription ratio is calculated by dividing the nominal amount of a partial bond or the issue price of a partial bond that is below the nominal amount by the fixed option price for a registered no-par value share of the Company and can be rounded up or down to a full number. The pro rata amount of the share capital represented by the shares to be subscribed per bond may not exceed the nominal amount of the bond. The terms and conditions of the warrants may provide that the option price can also be settled by transferring partial bonds and, if necessary, an additional cash payment. To the extent that there are fractional amounts of shares, it may be provided that in accordance with the terms and conditions of the warrants such fractional amounts may be aggregated for the subscription of full shares, as the case may be, against supplementary payment. In the event that convertible bonds are issued, in the case of bonds issued to the bearer the holders, otherwise the creditors of the partial bonds receive the right to convert their partial bonds into registered no-par value shares of the Company in accordance with the terms and conditions of the convertible bonds stipulated by the Administrative Board. The conversion ratio is calculated by dividing the nominal amount or the issue price of a partial bond which is less than the nominal amount by the stipulated conversion price for one registered no-par value share of the Company and may be rounded up or down to a full number; furthermore, an additional payment to be made in cash and the combination of or a compensation for fractional amounts incapable of conversion may be stipulated. The conditions may provide for a variable conversion ratio and a determination of the conversion price (subject to the minimum price determined below). cc) Substitution right The terms and conditions of the Bonds may provide for a right of the Company not to grant new no-par value shares in the case of a conversion or the exercise of a warrant right, but to pay a cash amount which, for the number of shares otherwise to be delivered, corresponds to the stock exchange price of the no-par value shares of the Company during a period to be specified in the terms and conditions of the Bonds. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the period specified in the terms and conditions of the bonds, with the provision that in calculating the exchange price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. The terms and conditions of the Bonds may also provide that in the event of conversion or exercise of warrants or upon fulfillment of the conversion obligations, existing shares of the Company or of another listed company, at the choice of the Company, may be granted instead of new shares from conditional capital. The terms and conditions of the Bonds may also provide for the right of the Company to grant the holders or creditors no-par value shares of the Company or another listed company, in whole or in part, instead of the payment of the amount of money due upon final maturity of the Bond carrying warrant or conversion rights or obligations (this also includes maturity due to termination). dd) Conversion obligation The terms and conditions of the convertible bonds may also provide for a conversion obligation at the end of the term (or at an earlier date or upon occurrence of a specific event). The Company may be entitled in the terms and conditions of the convertible bonds to settle, in whole or in part, any difference between the nominal amount or any lower issue amount of the convertible bonds and the product of the conversion price and the exchange ratio in cash. ee) Conversion and warrant price The warrant or conversion price to be determined in each case for a no-par value share of the Company Page 17 of 28 must be at least 80% of the stock exchange price of the no-par value share of the company, with the exception of cases in which a right to substitute or a conversion obligation is stipulated. For the purposes of the foregoing provision, the relevant exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE on the last ten trading days prior to the date of the resolution of the Administrative Board on the issue of the Bonds or – in the event that a subscription right is granted – during the subscription period, with the exception of the days of the subscription period required for the warrant or conversion price to be announced in good time in accordance with Art. 5 SE Regulation in conjunction with Sec. 186 (2) sentence 2 German Stock Corporation Act. For the purpose of calculating the permissible conversion or warrant price, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. In case of a right to substitute or a conversion obligation, the warrant or conversion price must, subject to the more detailed provisions of the Bond terms and conditions, be at least either the above-mentioned minimum price (80%) or must be equal to the stock exchange price of the no-par value share of the Company during the last ten trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Sec. 9 (1) and Sec. 199 German Stock Corporation Act apply without prejudice, each in conjunction with Art. 5 SE Regulation. ff) Dilution protection Without prejudice to Art. 5 SE Regulation in conjunction with Sec. 9 (1) German Stock Corporation, the warrant or, respectively conversion price may be reduced under an anti-dilution clause subject to the more detailed provisions of the Bond Conditions if during the warrant or conversion period the Company (i) increases the share capital by means of a capital increase from company funds, or (ii) increases the share capital or disposes of treasury shares granting an exclusive subscription right to its shareholders, or (iii) issues, grants or guarantees further Bonds with warrant or convertible rights or obligations while granting an exclusive subscription right to its shareholders, and in cases (ii) and (iii) the holders of warrant or conversion rights or obligations already existing are not granted subscription rights in this respect, as they would be entitled to after the exercise of the warrant or conversion rights or after fulfilment of the conversion obligation. The reduction of the warrant or conversion price may also be effected by a cash payment upon exercise of the warrant or conversion right or upon fulfilment of a conversion obligation. Furthermore, the terms and conditions of the Bonds may stipulate an adjustment of the warrant or conversion rights or obligations in the event of a capital reduction or other measures or events resulting in an economic dilution or the value of the warrant or conversion rights or obligations (such as dividends or an acquisition of control by third parties). In addition, the Company may grant payment of a reasonable compensation in the event of premature exercise of the warrant or conversion right. In any case, the pro rata amount of the share capital represented by the shares to be subscribed per Bond may not exceed the nominal value of the Bond. gg) Subscription right and authorization to exclude subscription rights To the extent that shareholders are not permitted to directly subscribe to the Bonds, the shareholders are granted the statutory subscription right in such a way that the Bonds are taken over by a credit institution or a consortium of credit institutions with the obligation to offer them to the shareholders for subscription. If the Bonds are issued by a subsidiary of the Company, the Company must ensure that the statutory subscription right is granted to the Company's shareholders in accordance with the preceding sentence. However, the Administrative Board is authorized to exclude the shareholders' subscription right to the Bonds: (i) for fractional amounts resulting from the subscription ratio; (ii) to the extent necessary to grant holders of previously issued warrant or conversion rights or obligations a subscription right to the extent to which they would be entitled as shareholders after exercising the Page 18 of 28 warrant or conversion right or upon fulfilment of the warrant of conversion obligation; (iii) insofar as they are issued against cash payment and the issue price of the Bond is not significantly lower than its theoretical market value determined in accordance with generally accepted methods, in particular financial mathematical methods. The total proportionate amount of the share capital represented by shares issued or to be issued on the basis of Bonds issued under this authorization under exclusion of subscription rights analogous to Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act may not exceed 10% of the share capital. The relevant value is the share capital at the time this authorization takes effect or – if this value is lower – at the time this authorization is exercised. Shares or ADSs of the Company which are issued or sold during the term of this authorization up to the time of its utilization in direct or analogous application of Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act shall count towards this limit. When calculating the available portion of the share capital, ADSs are to be taken into account corresponding to their proportional share of the share capital; (iv) to the extent that the bonds are issued against contributions in kind or non-cash benefits, in particular for the (also indirect) acquisition of companies, businesses, parts of companies, participations or other assets or claims to the acquisition of assets including claims against the Company or its affiliated companies within the meaning of Secs. 15 et seqq. German Stock Corporation Act. hh) Implementation authorization The Administrative Board is authorized to determine the further details relating to the issue and the terms and conditions of the Bonds including, in particular, the interest rate, issue price, term and denomination, dilution protection provisions, warrant or conversion period and, within this aforementioned framework, the conversion and warrant price, or to determine them in agreement with the corporate bodies of the subsidiary issuing the warrant or convertible bond. b) Conditional Capital 2020/I The share capital of the Company will be conditionally increased by up to EUR 1,330,692.00 (in words: one million three hundred thirty thousand six hundred ninety-two Euro) by issuing up to 1,330,692 new no-par value registered shares of the Company with a nominal amount of the registered share capital of EUR 1.00 per share (Conditional Capital 2020/I). The conditional capital increase serves the issuance of no-par value registered shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations) or, when exercising the Company's right to choose to partially or in total deliver no-par value shares of the Company instead of paying the due amount of money to the holders of Bonds issued by the Company or by a subsidiary of the Company against cash contribution until 28 July 2025 on the basis of the authorization resolution adopted by the Annual General Meeting on 29 July 2020. The new shares will be issued at the respective warrant or conversion price to be established in accordance with the aforementioned authorization resolution. The conditional capital increase shall only be implemented if bonds carrying warrant rights or conversion rights or obligations in accordance with the authorization resolution adopted by the Annual General Meeting on 29 July 2020 are issued and only to the extent that warrant or conversion rights are exercised or the holders or creditors of Bonds obliged to exercise the warrant or conversion right fulfill their obligations or to the extent that the Company exercises its right to choose to partially or in total deliver no-par value shares of the Company instead of payment of the due amount of money and insofar as in each case no cash compensation is granted or treasury shares or shares of another listed company are used for serving these rights. The new shares participate in profits from the beginning of the fiscal year in which they are created and for all subsequent fiscal years; in deviation hereof, the Administrative Board may, to the extent legally permissible, determine that the new shares participate in profits from the beginning of the fiscal year for which at the time of the exercise of the conversion or option rights, the fulfilment of the conversion or option obligations or the granting (of shares) instead of the amount due, a resolution by the General Meeting as to the appropriation of the balance sheet profit has not yet been passed. The Administrative Page 19 of 28

Board is authorized to stipulate the further details of the implementation of the conditional capital increase as well as the technical requirements and procedures for an eventual conversion of the subscription shares into ADSs. c) Amendment of § 4 AoA § 4 AoA is complemented by an additional paragraph (5) that reads as follows: “(5) The share capital of the Company is conditionally increased by up to to EUR 1,330,692.00 (in words: one million three hundred thirty thousand six hundred ninety-two Euro) by issuing up to 1,330,692 new no-par value registered shares (Conditional Capital 2020/I). The conditional capital increase serves the issuance of registered no-par value shares upon the exercise of conversion or warrant rights (or upon fulfilment of corresponding conversion obligations) or, when exercising the Company's right to choose to partially or in total deliver no-par value shares of the Company instead of paying the due amount of money to the holders of convertible bonds or warrant bonds, profit participation rights and/or income bonds or a combination of these instruments (collectively the “Bonds”) issued by the Company or by a subsidiary of the Company against cash contribution until 28 July 2025 on the basis of the authorization of the general meeting of 29 July 2020. The new shares are issued at the respective warrant or conversion price to be established in accordance with the aforementioned authorization resolution. The conditional capital increase shall only be implemented if bonds carrying warrant rights or conversion rights or obligations in accordance with the authorization resolution adopted by the Annual General Meeting on 29 July 2020 are issued and only to the extent that warrant or conversion rights are exercised or the holders or creditors of bonds obliged to exercise the warrant or conversion right fulfill their obligations or to the extent that the Company exercises its right to choose to partially or in total deliver no-par value shares of the Company instead of payment of the due amount of money and insofar as in each case no cash compensation is granted or treasury shares or shares of another listed company are used for serving these rights. The new shares participate in profits from the beginning of the fiscal year in which they are created and for all subsequent fiscal years; in deviation hereof, the Administrative Board may, to the extent legally permissible, determine that the new shares participate in profits from the beginning of the fiscal year for which at the time of the exercise of the conversion or option rights, the fulfilment of the conversion or option obligations or the granting (of shares) instead of the amount due, a resolution by the General Meeting as to the appropriation of the balance sheet profit has not yet been passed. The Administrative Board is authorized to stipulate the further details of the implementation of the conditional capital increase as well as the technical requirements and procedures for an eventual conversion of the subscription shares into ADSs.” d) Authorization to amend the Articles of Association The Administrative Board shall be authorized to amend the wording of the Articles of Association in accordance with the respective issue of the subscription shares and to make all other corresponding amendments to the Articles of Association that only relate to the wording. The same shall apply mutatis mutandis in the event that the authorization for the issue of Bonds has not been utilized after the term of the authorization has expired, as well as in the event that the Conditional Capital 2020/I has not been utilized after the periods for the exercise of warrant or conversion rights or for the fulfilment of conversion obligations have expired. Report of the Administrative Board to the Annual General Meeting regarding agenda item 12 pursuant to Art. 5 SE Regulation in conjunction with Sec. 221 (4) sentence 2 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act: Resolution on the authorization to issue convertible bonds and/or bonds with warrants up to 50 % of the share capital, with the possibility to exclude shareholders' subscription rights, and on the creation of a Conditional Capital 2020/I as well as on corresponding amendments to the Articles of Association Under agenda item 12 of the Annual General Meeting on 29 July 2020, the Administrative Board proposes to create an authorization to issue warrant and/or convertible bonds, profit participation rights and/or participating bonds or combinations of these instruments ("Bonds") with a total nominal amount of up to Page 20 of 28

EUR 15,00,000.00 and to create a corresponding Conditional Capital 2020/I of up to EUR 1,330,692.00 in order to expand the Company's financing options, which are described in more detail below, and to enable the Administrative Board to secure flexible and timely financing in the interests of the Company, particularly if favorable capital market conditions arise. Adequate capital resources are an indispensable foundation for the Company's development. By issuing warrant and/or convertible bonds, capital can be raised at favorable interest rates. The possibility of effecting a conversion through conversion obligations can give the Company certainty with regard to the transformation of Bonds into equity. The issue price for the new shares must be at least 80% of the stock exchange price of the no-par value share of the company determined close to the issue date of the Bonds carrying warrant or conversion rights or obligations, with the exception of cases in which a right to substitute or a conversion obligation is stipulated. For the purposes of the foregoing provision, the relevant exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the period specified in the Bond terms and conditions with the provision that for the purpose of calculating the stock exchange price per share, the stock exchange price of one ADS is to be multiplied by the number of ADSs representing one share. The possibility of a premium (which may increase after the term of the warrant or convertible bonds) ensures that the Bond terms and conditions can be adjusted to reflect the current capital market conditions at the time of issue. In case of a right to substitute or a conversion obligation, the issue price of the new shares must, in accordance with the more detailed provisions of the Bond terms and conditions, be at least either the above-mentioned minimum price or must be equal to the stock exchange price of the no-par value share of the Company during the last ten trading days prior to the final maturity date or the other stipulated point in time, even if this average price is below the above-mentioned minimum price. For the purposes of the foregoing provision, the relevant stock exchange price shall be the arithmetic mean of the closing prices of the ADSs on the NYSE during the last ten trading days prior to the date of final maturity or the other stipulated point in time. Sec. 9 (1) and Sec. 199 German Stock Corporation Act apply without prejudice, each in conjunction Art. 5 SE Regulation. In general, the shareholders have a statutory subscription right for the Bonds (Art. 5 SE Regulation in conjunction with Sec. 221 (4) in conjunction with Sec. 186 (1) German Stock Corporation Act). In order to facilitate the process, use should be made of the option to issue the Bonds to a credit institution or a consortium of credit institutions with the obligation to offer the Bonds to the shareholders in accordance with their subscription right (indirect subscription right within the meaning of Sec. 186 (5) German Stock Corporation Act). Exclusion of subscription rights for fractional amounts The exclusion of the subscription right for fractional amounts makes it possible to utilize the requested authorization using round amounts. This will simplify the handling of the shareholders' subscription right. The value of such fractional amounts is usually low for the individual shareholder so that the potential dilution effect is generally minor. In contrast, the complexity of the issue without such exclusion would be significantly higher. Therefore, the exclusion serves the practicability and the easier implementation of an issue. For these reasons, the Administrative Board consider the possible exclusion of the subscription right to be objectively justified and, taking into account the interests of the shareholders, also appropriate. Exclusion of the subscription right in favor of the holders or creditors of previously issued warrant rights or conversion rights Furthermore, the Administrative Board shall be authorized to exclude the shareholders' subscription right in order to grant subscription rights to the holders of warrant and/or conversion rights already issued to the extent to which they would be entitled as shareholders after exercising the warrant or conversion right. The exclusion of the subscription right in favor of the holders of already issued warrant or conversion rights has the advantage that the warrant or conversion price does not need to be reduced, thus permitting a higher cash inflow on the whole. It corresponds to the market standard to provide bonds with such protection against dilution. Page 21 of 28

Facilitated exclusion of the subscription right by analogous application of Sec. 186 (3) sentence 4 German Stock Corporation Act The Administrative Board shall also be authorized to fully exclude the shareholders' subscription rights if the Bonds are issued against cash payment and the issue price is not significantly below the market value of these Bonds. This will provide the Company with the opportunity to take advantage of favorable market situations on short notice and to gain – through a more timely assessment of the conditions – better terms and conditions in setting the interest rate, the warrant or conversion price or the issue price for the Bonds. It would not be possible to set conditions close to the market and place the bonds smoothly if the subscription rights were maintained. Sec. 186 (2) German Stock Corporation Act permits the subscription price (and thus, the terms and conditions of such bonds) to be published up to the third-last day of the subscription period. Nevertheless, in view of the frequently observed volatility on the stock markets, a market risk will persist for several days, which leads to uncertainty discounts when determining the conditions of the Bonds and therefore to non-market conditions. Furthermore, when subscription rights exist, the successful placement with third parties is jeopardized or causes additional expenses due to the uncertainty about their exercise. Finally, if subscription rights are granted, the Company cannot react on a short-term basis to favorable or unfavorable market situations due to the length of the subscription period, but is instead exposed to declining share prices during the subscription period which may result in unfavorable equity procurement for the Company. Pursuant to Art. 5 SE Regulation in conjunction with Sec. 221 (4) sentence 2 German Stock Corporation Act, the provisions of Sec. 186 (3) sentence 4 German Stock Corporation Act apply mutatis mutandis in the event that subscription rights are fully excluded. The resolution must observe the parameters set forth in the aforementioned statutory provision, which limits the exclusion of subscription rights to 10% of the share capital. The volume of the Conditional Capital, which may be provided in this case at the most to secure the warrant or conversion rights or obligations, may not exceed 10% of the share capital existing at the time the authorization to exclude subscription rights in accordance with Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act comes into effect. A corresponding provision in the authorization resolution also ensures that even in case of a capital reduction, the 10% limit is not exceeded, since the authorization to exclude subscription rights explicitly prescribes that 10% of the share capital may not be exceeded, neither at the time the authorization takes effect nor – if this value is lower – at the time the authorization is exercised. The sale of treasury shares or ADSs of the Company shall count towards this limit if it takes place during the term of this authorization while excluding subscription rights pursuant to Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act. Furthermore, any shares or ADSs of the Company that are issued during the term of this authorization from authorized capital under exclusion of subscription rights pursuant to Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act shall count towards this limit. This is to ensure that the dilution of the shareholders' interest is kept to a minimum. The shareholders' interests are protected by the fact that the Bonds are not issued at a price significantly below their market value. Art. 5 SE Regulation in conjunction with Sec. 186 (3) sentence 4 German Stock Corporation Act stipulates that the issue price may not be significantly below the stock exchange price of the shares. This provision is intended to ensure that there is no significant economic dilution of the share value. Whether or not such a dilution effect occurs when issuing warrant or convertible bonds under exclusion of subscription rights, can be determined by calculating the hypothetical stock exchange price of the warrant or convertible bonds using recognized, in particular financial mathematical methods and comparing it with the issue price of the bonds. If this issue price is not significantly below the hypothetical stock exchange price at the time of the issue of the warrant or convertible bonds, an exclusion of subscription rights is permissible in accordance with the purpose of Sec. 186 (3) sentence 4 German Stock Corporation Act since the discount is immaterial. The resolution therefore provides that the Administrative Board, prior to the issue of the warrant or convertible bonds, must come to the conclusion, that the intended issue price will not lead to a significant dilution of the share value. This would reduce the calculated market value of a subscription right to almost zero so that the exclusion of subscription rights cannot result in any significant economic disadvantage for the shareholders. All this ensures that no significant dilution of the value of the shares occurs as a result of the exclusion of subscription rights. Page 22 of 28

A market-based determination of the conditions and thus the avoidance of a significant dilution of value can also be achieved by the Administrative Board carrying out a so-called book-building procedure. In this procedure, investors are asked to submit purchase requests on the basis of preliminary bond conditions, specifying, for example, the interest rate deemed to reflect market conditions and/or other economic components. After completion of the book-building period, on the basis of the purchase requests submitted by the investors, the terms and conditions (e.g. the interest rate) still open at that time are determined according to market supply and demand. In this way, the total value of the Bonds will be determined close to the market. By means of such book-building procedure, the Administrative Board can ensure that no significant dilution of the share value occurs as a result of the exclusion of subscription rights. In addition, shareholders always have the possibility to maintain or increase their proportionate shareholding by acquiring ADSs on the stock exchange, which can also be exchanged for shares. In contrast, the authorization to exclude subscription rights enables the Company to set conditions close to the market, provides the greatest possible security with regard to placement with third parties and facilitates the use of favorable market situations at short notice. Authorization to exclude subscription rights in connection with the issue of bonds against contributions in kind Lastly, Bonds may also be issued against contributions or payments in kind provided this is in the interest of the Company. In this case, the Administrative Board is also authorized to exclude the subscription right. This shall allow the Company, inter alia, to use the Bonds as an acquisition currency for buying, in suitable specific cases, such contributions or benefits in kind against the transfer of such financial instruments within the scope of mergers of companies or for the acquisition (including an indirect acquisition) of companies, establishments, divisions, shareholdings or other assets or claims for the acquisition of assets, including receivables against the Company or its affiliated companies within the meaning of Secs. 15 et seqq. German Stock Corporation Act. This authorization makes it possible to quickly and flexibly take advantageous opportunities on the national and international market by issuing Bonds in the interest of the Company and its shareholders. Unlike a cash payment, the issue of Bonds will save the Company’s liquidity and, thus, often be the more favorable form of financing. The Administrative Board is also entitled to grant holders of receivables against the Company or its affiliated companies within the meaning of Secs. 15 et seqq. German Stock Corporation Act Bonds of the Company, either wholly or partially, instead of a payment of money. This will provide the Company with additional flexibility for implementing measures intended to improve the capital structure. Currently, there are no concrete plans to make use of the authorization to issue Bonds. The purpose of the proposed Conditional Capital 2020/I serves to fulfill warrant or conversion rights or conversion obligations for shares in the Company arising from Bonds or to grant the creditors or holders of Bonds shares in the Company instead of the respective amount of money due. It is also intended that the warrant or conversion rights or conversion obligations may alternatively be fulfilled by delivering existing shares or shares of other listed companies. If the Administrative Board makes use of one of the above authorizations to exclude subscription rights in connection with the issue of Bonds during a fiscal year, it will report on the use of the authorization at the following Annual General Meeting. The written report of the Administrative Board pursuant to Art. 5 SE Regulation in conjunction with Sec. 221 (4) sentence 2 in conjunction with Sec. 186 (4) sentence 2 German Stock Corporation Act on the exclusion of shareholders' subscription rights in connection with the resolution on agenda item 12 will be available from the date of the convocation of the Annual General Meeting at http://investor.spark.net/shareholder-services/annual-meeting. 13. Resolution on Spark Networks SE Long Term Incentive Plan Page 23 of 28

As a result of the merger between Zoosk, Inc. and Spark Networks SE on 1 July 2019, Spark Networks SE expects to no longer qualify as a “foreign private issuer” under the current rules of the Securities and Exchange Commission (“SEC”) as of the end of its second fiscal quarter on 30 June 2020, because more than 50% of the assets of Spark Networks SE will be located in the United States. As a result, beginning on 1 January 2021, Spark Networks SE expects to qualify as a domestic issuer and therefore to be required to follow certain rules it was not required to follow as a foreign private issuer, including NYSE American rules requiring listed companies to obtain shareholder approval to adopt or materially revise equity compensation plans. On 21 January 2020, the Administrative Board of Spark Networks SE adopted the Spark Networks SE 2020 Long Term Incentive Plan (the “LTIP”) for applicable executives and employees of Spark Networks SE and its subsidiaries as part of their remuneration for future services to Spark Networks SE and its subsidiaries. The LTIP provides for the grant of virtual stock options. Each option represents the right to receive, upon exercise, a certain amount in cash determined based on the relevant ADS Stock Price (as defined below) minus the strike price of such option; provided, however, that Spark Networks SE may elect to settle options in ADSs or ordinary shares of Spark Networks SE instead of cash at its sole discretion. The LTIP provides that the strike price can be set at any amount determined by the Administrative Board, including zero. Under the LTIP, the “ADS Stock Price” is, as of the relevant date, the average closing price of one ADS of Spark Networks SE on the NYSE American for the period of five trading days prior to such date. Based on the authorized capital that is still available in the amount of EUR 593,481.00 and customarily used for purposes like incentive plans, the maximum number of ordinary shares that may be issued under the LTIP is 593,481 ordinary shares (either directly in the form of ordinary shares or in the form of ADSs, which represent the right to receive 0.1 ordinary shares). In connection with the adoption of the LTIP, the Administrative Board authorized for 2020 the issuance of virtual options for up to 3 million ADSs (including up to 1 million zero-priced virtual options) to executives and employees of the Company and its subsidiaries; representing 300,000 ordinary shares of the Company. The foregoing description of the LTIP is not complete and is qualified by reference to the full text of the LTIP and the form of grant letter under the LTIP, which are filed as Exhibit 10.1 to Spark Networks SE’s Current Report on Form 6-K filed with the SEC on 30 January 2020, which can be found on the SEC’s website at www.sec.gov or Spark Networks SE’s investor relations website page at www.spark.net/investor-relations/sec-filings. Pursuant to Sec. 119 (2) German Stock Corporation Act, the management board of a stock corporation may demand that the General Meeting vote on certain matters regarding the management of the company. In light of Spark Networks SE’s likely transition to domestic issuer status next year, the management of Spark Networks SE recommends that the Annual General Meeting should adopt the resolution regarding the now. In analogous application of Sec. 119 (2) German Stock Corporation Act in conjunction with Art. 9 (1) lit. c) ii), Art. 10 SE Regulation, the Administrative Board demands that the General Meeting vote on the LTIP and recommends the adoption of the following resolution at the General Meeting: The Annual General Meeting hereby ratifies and approves Spark Networks SE Long Term Incentive Plan 2020. The Administrative Board notes that the above resolution of the Annual General Meeting does not affect any prior virtual stock option grants made under the LTIP or the subsequent delivery of any ordinary shares or ADSs to settle such prior stock options if elected by Spark Networks SE in the future. II. FURTHER INFORMATION ON THE CONVOCATION OF THE MEETING Page 24 of 28

Total number of shares and voting rights At the time of convocation of this Annual General Meeting, the Company’s share capital amounts to EUR 2,661,385.00. The share capital is divided into 2,661,385 registered ordinary shares with no par value. Each share grants one vote. The total amount of voting rights thus amounts to 2,661,385 voting rights. At the time of the convocation of the Annual General Meeting, the Company indirectly holds 55,697 treasury shares, from which the Company has no voting rights. Participation in the General Meeting and exercise of voting rights Shareholders, who are entered in the share register and timely register for the Annual General Meeting, are entitled to participate in the Annual General Meeting and exercise their voting rights. Registration must be received by the Company by no later than 22 July 2020 in writing or in text form (Sec. 126b German Civil Code) or by telefax or by e-mail to the following address: Spark Networks SE c/o Link Market Services GmbH Landshuter Allee 10 80637 Munich Germany or by telefax to: +49 (0) 89 210 27 288 or by e-mail to: namensaktien@linkmarketservices.de Upon receipt of registration, the registration office will send admission tickets for the Annual General Meeting to the shareholders or their nominated proxy. Unlike registration for the Annual General Meeting, admission tickets are merely organizational aids and are not a prerequisite for attending the Annual General Meeting or the exercise of voting rights. Pursuant to Sec. 67 (2) sentence 1 German Stock Corporation Act in the version applicable until 3 September 2020, pursuant to Sec. 26j (4) of the Introductory Act to the German Stock Corporation Act, only those who are entered in the share register are considered shareholders of the Company. Accordingly, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to exercise. For technical processing reasons, however, no changes to the share register will be carried out between the end of 22 July 2020 (“technical record date”), and the conclusion of the Annual General Meeting (“transfer stop”). Therefore, the entry status in the share register on the day of the Annual General Meeting corresponds to the status after the last change of registration on 22 July 2020. The registration stop does not prevent a shareholder disposing of shares. However, purchasers of shares whose transfer applications are received by the Company after 22 July 2020 cannot exercise participation rights and voting rights from these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights remain with the shareholder entered in the share register until the change of registration. All purchasers of shares in the Company who are not yet registered in the share register are therefore requested to submit requests for change of registration in due time. Exercise of voting rights by authorized representatives Shareholders registered in the share register may also be represented at the Annual General Meeting and have their voting rights exercised by an authorized representative (proxy) – for example, an intermediary (e.g. a credit institution or a (foreign) financial services institution) or a shareholders’ association. Granting the power of attorney, its revocation and proof of the proxy authorization vis-à-vis the Company require, in principle, text form if neither an intermediary (e.g. a credit institution or a (foreign) financial services institution) nor a shareholders’ association, or another person with an equivalent status pursuant to Sec. 135 (8) German Stock Corporation Act is granted power of attorney to exercise the voting Page 25 of 28 right. Registration in due time for the Annual General Meeting is necessary also for granting power of attorney. If power of attorney to exercise voting rights is granted to an intermediary (e.g. a credit institution or a (foreign) financial services institution) or to a shareholders’ association or other persons with an equivalent status pursuant to Sec. 135 (8) German Stock Corporation Act, these recipients may stipulate their own formal requirements. The Company also offers its shareholders the possibility of being represented by proxies nominated by the Company to exercise shareholders’ voting rights at the Annual General Meeting. The Company proxies will only vote in accordance with the instructions given to them. The power of attorney and the instructions must be sent to the registration address using the options described above. Details on how to issue a power of attorney and instructions are given in the documents sent to the shareholders. Documents for the Annual General Meeting Documents for and additional information concerning the Annual General Meeting are available on the Internet at https://www.spark.net/investor-relations/annual-meeting. Furthermore, these documents will be available at the Annual General Meeting and – to the extent necessary – will be explained in more detail. III. SHAREHOLDER RIGHTS pursuant to Art. 53, Art. 56 sentence 2, sentence 3 SE Regulation, Sec. 50 (2) SEAG, Sec. 122 (2), Sec. 126 (1), Sec. 127, Sec. 131 (1) German Stock Corporation Act Addition to the Agenda at the request of a minority according to Art. 56 sentence 2, sentence 3 SE Regulation, Sec. 50 (2) SEAG, Sec. 122 (2) German Stock Corporation Act Shareholders whose aggregate shareholdings represent 5 % of the share capital or the proportionate amount of EUR 500,000.00 (this corresponds to 500,000 non-par value shares) may request that items be added to the Agenda and published. The request must be made in writing to the Administrative Board of the Company and must be received by the Company on 28 June 2020 at the latest. Please send such requests to the following address: Spark Networks SE - Administrative Board - c/o Link Market Services GmbH Landshuter Allee 10 80637 Munich Germany Each new item of the Agenda must also include a statement of reasons or a resolution proposal. The publication and forwarding of requests for additions are effected in the same way as for the convocation of the Annual General Meeting. Shareholders’ counterproposals and election proposals pursuant to Art. 53 SE Regulation, Sec. 126 (1), Sec. 127 German Stock Corporation Act Page 26 of 28

The Company’s shareholders may submit counterproposals to the proposals of the Administrative Board on specific agenda items and election proposals for the election of Administrative Board members or auditors. Such proposals (and statements of reasons, if any) and election proposals are to be sent solely to: Spark Networks SE c/o Link Market Services GmbH Landshuter Allee 10 80637 Munich Germany or by telefax: +49 (0) 89 210 27 298 or by e-mail to: antraege@linkmarketservices.de Counterproposals as well as election proposals do not require a statement of reasons. Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the Company at the address specified above by 14 July 2020 at the latest, will be made accessible without undue delay on the website https://www.spark.net/investor-relations/annual-meeting along with the name of the shareholder and, specifically in the case of counterproposals, any statement of reasons and, in the case of election proposals, the additional information to be provided by the Administrative Board pursuant to Sec. 127 sentence 4 German Stock Corporation Act, as well as any comments by the Administrative Board. The Company is not required to make a counterproposal and a statement of reasons, if any, or an election proposal available if one of the reasons for exclusion pursuant to Sec. 126 (2) German Stock Corporation Act apply, for example, because the election proposal or counterproposal would lead to a resolution by the Annual General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal does not have to be made available if the proposal does not contain the name, the current occupation and the place of residence of the proposed candidate as well as information on his / her membership in other statutory supervisory boards. The reason for a counterproposal does not have to be made available if its total length is more than 5,000 characters. Note that counterproposals and election proposals, even if they have been submitted to the Company in advance in due time, will only be considered at the Annual General Meeting if they are submitted/put forward verbally there. The right of every shareholder to submit counterproposals on the various agenda items or election proposals during the Annual General Meeting even without a previous submission to the Company remains unaffected. Right to request information pursuant to Sec. 131 (1) German Stock Corporation Act At the Annual General Meeting, every shareholder may request information from the Administrative Board about Company matters insofar as the information is required for a proper evaluation of the relevant matter on the agenda (cf. Sec. 131 (1) German Stock Corporation Act). The duty to provide information covers the Company’s legal and business relations with affiliated companies as well as the position of Spark Networks Group and of the companies included in the Consolidated Financial Statements of Spark Networks SE. In principle, requests for information are to be put forward at the Annual General Meeting verbally. The Administrative Board may refrain from answering individual questions for the reasons specified in Sec. 131 (3) German Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the Company or an affiliated Page 27 of 28 company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate speaking time limits, the time for asking questions and/or the total time available in general for speaking and asking questions or for individual speakers (cf. § 19 (3) sentence 2 of the Articles of Association). Additional information Additional information on shareholders’ rights pursuant to Sec. 122 (2), Sec. 126 (1), Sec. 127 and Sec. 131 (1) German Stock Corporation Act are available on the Company’s website at https://www.spark.net/investor-relations/annual-meeting. Holders of American Depositary Shares relating to common stock of the Company will receive information regarding the Annual General Meeting via the Bank of New York Mellon, New York, USA (Depositary). Information on the Company’s website Information pursuant to Sec. 124 a German Stock Corporation Act on this year’s Annual General Meeting is available on the Company’s website at https://www.spark.net/investor-relations/annual-meeting. After the Annual General Meeting, the voting results will be announced at the same Internet address. IV. DATA PROTECTION NOTICE On 25 May 2018, new regulations on data protection came into force in the EU. The protection and compliant processing of your personal data are a high priority for us. In our data protection notice you can find detailed information about processing personal data of our shareholders. You can find the data protection notice here: https://www.spark.net/investor-relations/annual-meeting. Munich, June 2020 Spark Networks SE The Administrative Board Page 28 of 28